Exhibit 99.1

DRYSHIPS INC. ANNOUNCES APPOINTMENT OF TWO NEW DIRECTORS

July 27, 2017, Athens, Greece. DryShips Inc. (NASDAQ:DRYS) ("DryShips" or the "Company"), a diversified owner of ocean going cargo vessels, today announced the appointment of two new directors.

Mr. Anthony Kandylidis has served as the Company's President and Chief Financial Officer since December 2016 and was previously the Company's Executive Vice President since January 2015. In September 2006, Mr. Kandylidis founded OceanFreight Inc. and took it public in April 2007. In 2011, OceanFreight Inc. was absorbed by DryShips through a merger. Mr. Kandylidis also serves as President and Chief Financial Officer of OceanRig UDW Inc. (NASDAQ: ORIG), an international drilling contractor and is a director of the International Association of Drilling Contractors (IADC). Mr. Kandylidis graduated magna cum laude from Brown University and continued his studies at the Massachusetts Institute of Technology where he graduated with a Master's degree of Science in Ocean Systems Management. Mr. Kandylidis is the nephew of Mr. George Economou, the Company's Founder, Chairman and Chief Executive Officer.

Mr. Andreas Argyropoulos worked for Ocean Rig UDW Inc. for five years in a variety of positions, including the Marketing department and then serving as Communications Manager. Before joining Ocean Rig UDW Inc. in 2012, he worked as Marketing Manager for Nike Greece from 2006-2009. He also has extensive experience in international event management. Mr. Argyropoulos received a Bachelor's of Science degree from Boston University and a Master's degree from the CIES/FIFA Master in Neuchatel, Switzerland. He speaks five languages fluently.

The Company's board of directors has determined that Mr. Argyropoulos is considered to be an independent director under the SEC rules.  Mr. Argyropoulos has been appointed as the third member of the Company's Nominating, Compensation and Audit Committees.

Following the appointments of Mr. Kandylidis and Mr. Argyropoulos, the Company's Board of Directors is now comprised of five directors, three of whom are considered independent under the SEC rules.

About DryShips Inc.
The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of (i) 13 Panamax drybulk vessels; (ii) 4 Newcastlemax drybulk vessels; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Aframax tankers; (vi) 1 Suezmax tanker; (vii) 4 Very Large Gas Carriers, 3 of which are expected to be delivered in September, October and December of 2017; and (viii) 6 offshore support vessels, comprising 2 platform supply and 4 oil spill recovery vessels.
DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."

Visit the Company's website at www.dryships.com.

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, except as required by law. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com